EXHIBIT 23.1



             Consent of Independent Accountants


The Board of Directors
US Airways Group, Inc.
US Airways, Inc.

We consent to the incorporation by reference in the registration statement on Form S-8 of US Airways Group, Inc. of our reports dated March 10, 2000 except as to Note 15 for US Airways Group, Inc. and Note 14 for US Airways, Inc., which are as of March 15, 2000, relating to the consolidated balance sheets of US Airways Group, Inc. and subsidiaries and US Airways, Inc. and subsidiary (the "Companies") as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1999, which reports appear in the December 31, 1999 annual report on Form 10-K of the Companies.


                                             KPMG LLP


McLean, VA
August 22, 2000